[redacted]

10026296

UNITED STATES
ECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | February 28, 2010 |
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 35853 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING January 1, 2009 (MM/DD/YY) AND ENDING December 31, 2009 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TFG Equities, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6111 Broken Sound Parkway Suite 150
(No. and Street)

Boca Raton (City) FL (State) 33487 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Dennis Blackinton 561-998-0700
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

SEC Mail Processing Section
FEB 26 2010
Washington, DC
110

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Gray, Gray and Gray, LLP
(Name – *if individual, state last, first, middle name*)

34 Southwest Park (Address) Westwood (City) MA (State) 02090 (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, Dennis Blackinton, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TFG Equities, Inc, as of February 17, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

PATRICIA A. MANCUSO
MY COMMISSION EXPIRES
March 1, 2014
#DD 937629
Bonded thru Notary Public Underwriters
NOTARY PUBLIC, STATE OF FLORIDA

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

34 SOUTHWEST PARK
WESTWOOD, MA 02090
TEL: 781-407-0300
FAX: 781-407-0303

276 UNION AVENUE
FRAMINGHAM, MA 01702
TEL: 508-875-2367
FAX: 508-820-2519

GG&G
GRAY GRAY & GRAY, LLP
CERTIFIED PUBLIC ACCOUNTANTS
VISION • DIRECTION • SUCCESS
WWW.GGGCPAS.COM

**INDEPENDENT AUDITORS' REPORT**

Board of Directors of
**TFG Equities, Inc.**

We have audited the accompanying statement of financial condition of **TFG Equities, Inc.** as of December 31, 2009, and the related statements of operations, changes in stockholder's equity and cash flows – direct method for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purposes of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **TFG Equities, Inc.** as of December 31, 2009, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Pages 12 to 13 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

GRAY, GRAY & GRAY, LLP

*Gray, Gray & Gray, LLP*

February 17, 2010

**TFG EQUITIES, INC.**

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2009

**ASSETS**

| | |
|---|---|
| **CURRENT ASSETS** | |
| Cash | $ 21,929 |
| **TOTAL ASSETS** | $ 21,929 |

**LIABILITIES AND STOCKHOLDER'S EQUITY**

| | |
|---|---|
| **CURRENT LIABILITIES** | |
| Accounts payable | $ 1,707 |
| **TOTAL CURRENT LIABILITIES** | 1,707 |
| **STOCKHOLDER'S EQUITY** | |
| Common stock, $1.00 par value: | |
| Authorized 10,000 shares, issued and outstanding 5,000 shares | 5,000 |
| Additional paid-in capital | 1,208,878 |
| Accumulated deficit | (1,193,656) |
| **TOTAL STOCKHOLDER'S EQUITY** | 20,222 |
| **TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY** | $ 21,929 |

The accompanying notes are an integral part of these financial statements.

**TFG EQUITIES, INC.**

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2009

| | |
|---|---|
| **EXPENSES** | |
| Administrative services | $ 6,804 |
| Rent | 6,072 |
| Legal and accounting fees | 5,000 |
| Office expense | 4,740 |
| NASD and other fees | 3,703 |
| Telephone | 1,057 |
| **TOTAL EXPENSES** | 27,376 |
| **NET LOSS** | $ (27,376) |

The accompanying notes are an integral part of these financial statements.

**TFG EQUITIES, INC.**

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

YEAR ENDED DECEMBER 31, 2009

| | Common Stock | | Additional | Accumulated | |
|---|---|---|---|---|---|
| | Shares | Amounts | Paid-in Capital | Deficit | Total |
| **BALANCE AT BEGINNING OF YEAR** | 5,000 | $ 5,000 | $ 1,184,378 | $ (1,166,280) | $ 23,098 |
| ADDITIONAL PAID-IN CAPITAL | - | - | 24,500 | - | 24,500 |
| NET LOSS | - | - | - | (27,376) | (27,376) |
| **BALANCE AT END OF YEAR** | 5,000 | $ 5,000 | $ 1,208,878 | $ (1,193,656) | $ 20,222 |

The accompanying notes are an integral part of these financial statements.

**TFG EQUITIES, INC.**

STATEMENT OF CASH FLOWS - DIRECT METHOD

YEAR ENDED DECEMBER 31, 2009

| | |
|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES** | |
| Cash paid out | $ (27,502) |
| **NET CASH (USED) BY OPERATING ACTIVITIES** | (27,502) |
| **CASH FLOWS FROM FINANCING ACTIVITIES** | |
| Additional paid-in capital | 24,500 |
| **NET CASH PROVIDED BY FINANCING ACTIVITIES** | 24,500 |
| **NET DECREASE IN CASH** | (3,002) |
| **CASH AT BEGINNING OF YEAR** | 24,931 |
| **CASH AT END OF YEAR** | $ 21,929 |

The accompanying notes are an integral part of these financial statements.

| | |
|---|---|
| **RECONCILIATION OF NET LOSS TO NET CASH (USED) BY OPERATING ACTIVITIES:** | |
| Net loss | $ (27,376) |
| Adjustments to reconcile net loss to net cash (used) by operating activities: | |
| Changes in operating assets and liabilities: | |
| Increase in accounts payable | 151 |
| Decrease in accrued expenses | (277) |
| **TOTAL ADJUSTMENTS** | (126) |
| **NET CASH (USED) BY OPERATING ACTIVITIES** | $ (27,502) |

The accompanying notes are an integral part of these financial statements.

**TFG EQUITIES, INC.**

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2009

## NOTE 1 – BUSINESS

**Organization** – TFG Equities, Inc. (the "Company") was organized as a Massachusetts corporation on April 2, 1986, pursuant to Chapter 156B of the Massachusetts general laws, to engage in and carry on the business of a broker/dealer in securities, including but not limited to the buying and selling of, dealing and trading in, acquiring and disposing of, in every lawful manner whatsoever, as principal or as agent, any and all negotiable and nonnegotiable instruments or securities; to conduct financial research and to provide consulting services; to act as a general partner of limited partnerships and, in general, to carry on all businesses and activities permitted to corporations organized under the provisions of Chapter 156B wherever the same may lawfully be done. The Company will limit its broker/dealer operations to those described in Paragraphs (a) (2) (ii), (iii) and (iv) of Rule 15c3-1 of the Securities Exchange Act of 1934. More specifically, securities activities will be limited to the sale of limited partnership interests such that customer funds or securities are not handled by the Company.

## NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

**Cash** – During the course of the normal business cycle the Company may, at times, maintain a deposit balance in excess of the FDIC insurance limits.

**Revenue Recognition** – Consulting and other income is recognized by the Company when earned.

**Income Taxes** – No income taxes have been provided as the Company has elected to be taxed as an S Corporation. The Company's income or loss is allocated to the stockholder for income tax purposes. If the Company's income tax returns are examined by the Internal Revenue Service or state taxing authority and such an examination results in a change in the Company's taxable income (loss), such change will be reported to the stockholder.

During 2009, the Company adopted Financial Accounting Standards Board ("FASB") "*Accounting For Uncertainty in Income Taxes*", which provides detailed guidance for the financial statement recognition, measurement, and disclosure of uncertain tax positions. The Company is required to recognize the financial statement impact of a tax position when it is more likely than not that the position will be sustained upon examination. Any interest and penalties recognized associated with a tax position are classified as current in the Company's financial statements. Currently, the 2006, 2007, and 2008 tax years are open and subject to examination by the Internal Revenue Service and the Massachusetts Department of Revenue. However, the Company is not currently under audit nor has the Company been contacted by any of these jurisdictions.

Based on the evaluation of the Company's tax positions, management believes all positions taken would be upheld under an examination. Therefore, no provision for the effects of uncertain tax positions has been recorded for the year end December 31, 2009.

**Use of Estimates** – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

## NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

**Recent Accounting Pronouncements** – In June 2009, the Financial Accounting Standards Board ("FASB") issued the "*Accounting Standards Codification*" (the "Codification") which was effective for the Company as of September 15, 2009. The Codification became the single authoritative source for accounting principles generally accepted in the United States of America ("GAAP"). Accordingly, previous references to GAAP accounting standards are no longer used by the Company in its disclosure including these notes to the financial statements. The Codification does not affect the Company's financial position, cash flows, or results of operations.

## NOTE 3 – NET CAPITAL REQUIREMENTS

Pursuant to net capital provision of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital may fluctuate on a daily basis. The Company had net capital, as defined of $20,222 at December 31, 2009. The minimum net capital requirement is $5,000. The Company's ratio of aggregate indebtedness to net capital at December 31, 2009 was 8.44%.

## NOTE 4 – RELATED PARTY TRANSACTIONS

Included in administrative services, office expense, rent (as a tenant-at-will), and telephone are charges by The Finch Corporation, an affiliate of the stockholder for the Company's allocable share of expenses which amounted to $18,673. As of December 31, 2009, the Company had accounts payable to the related party in the amount of $1,556.

## NOTE 5 – COMMON STOCK

Common shares are voting and dividends are paid at the discretion of the Board of Directors.

## NOTE 6 – SUBSEQUENT EVENTS

The date to which events occurring after December 31, 2009, the date of the most recent statement of financial position, have been evaluated for possible adjustment to the financial statements or disclosure is February 17, 2010, which is the date the financial statements were available to be issued.

# OTHER FINANCIAL INFORMATION

**TFG EQUITIES, INC.**

COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS UNDER
RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2009

| | Audited | Company's Unaudited Filing |
|---|---|---|
| **COMPUTATION OF NET CAPITAL** | | |
| Total stockholder's equity from statement of financial condition | $ 20,222 | $ 18,388 |
| **NET CAPITAL** | 20,222 | 18,388 |
| **COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS** | | |
| Minimum net capital required | 5,000 | 5,000 |
| **EXCESS NET CAPITAL** | $ 15,222 | $ 13,388 |
| **EXCESS NET CAPITAL AT 1000% (NET OF CAPITAL LESS THE GREATER OF $1,000 OR 10% OF AGGREGATE INDEBTEDNESS)** | $ 14,222 | $ 12,388 |
| **COMPUTATION OF AGGREGATE INDEBTEDNESS** | | |
| Total liabilities from statement of financial condition | $ 1,707 | $ 3,540 |
| Ratio of aggregate indebtedness to net capital | 8.44% | 19.25% |

The differences between the above computation and the Company's corresponding unaudited filing resulted from an over accrual of one month's operating expenses of $1,834.

**TFG EQUITIES, INC.**

EXEMPTION FROM REQUIREMENTS UNDER RULE 15c3-3

The Company claims exemption under provisions of Rule 15c3-3(k) (2) (i), and was in compliance with the conditions of such exemption.

The Company is not required to furnish information relating to possession or control requirements because it is exempt from Rule 15c3-3.

34 SOUTHWEST PARK
WESTWOOD, MA 02090
TEL: 781-407-0300
FAX: 781-407-0303

276 UNION AVENUE
FRAMINGHAM, MA 01702
TEL: 508-875-2367
FAX: 508-820-2519

GG&G
GRAY GRAY & GRAY, LLP
CERTIFIED PUBLIC ACCOUNTANTS
VISION • DIRECTION • SUCCESS
WWW.GGGCPAS.COM

**INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER – DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3**

Board of Directors
**TFG Equities, Inc.**

In planning and performing our audit of the financial statements of **TFG Equities, Inc.** as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive procedures of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

- Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13

- Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

GRAY GRAY & GRAY, LLP



Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

GRAY, GRAY & GRAY, LLP

Gray, Gray & Gray, LLP

February 17, 2010

# TFG EQUITIES, INC.

AUDITED FINANCIAL STATEMENTS
AND OTHER FINANCIAL INFORMATION

DECEMBER 31, 2009

## NOTIFICATION TO THIRD PARTY USERS OF THIS REPORT

**TFG EQUITIES, INC.**

AUDITED FINANCIAL STATEMENTS AND OTHER FINANCIAL INFORMATION

DECEMBER 31, 2009

## AUDITED FINANCIAL STATEMENTS



## OTHER FINANCIAL INFORMATION